Filed Pursuant To Rule 433

Registration No 333-286293

October 24, 2025

HOST, NYSE LIVE, KRISTEN SCHOLER: We do now want to pull up our boardroom feed because we do have an NYSE representative, uh, Tim Reilly speaking there in the boardroom as we rate remarks, exclusive remarks. That is from Grayscale, CEO, Peter Mintzberg. He is set to ring the opening bell later this hour. And let's take a listen as these boardroom remarks get underway.

TIM REILLY: Grayscale, uh, starts this new chapter. Um, you know, uh, I like to think when we work with, uh, different companies, sometimes it's a finish line. They've achieved something, they've got something done, they've delivered something in the marketplace. But I feel with the New York Stock Exchange and Grayscale, we're just getting started. So thank you for being here. Peter, come on up.

CEO, GRAYSCALE INVESTMENTS, PETER MINTZBERG: For 12 years now, we have innovated in every year of our existence. GDLC, it's one more step in that direction, not only shaping the asset class, but inventing the asset class and everybody else is coming behind us. So, we're here to celebrate one more first with GDLC, the first multi asset crypto, ETF, with our partners. I wanna thank you, all of you, very much. Um, you all have been working incredibly hard for this and other initiatives at the company. I wanna make sure that you know that the hard work is being noted and recognized not only by me, but the entire leadership team who is here as well. As I, as I think about this first to market, I think about the new first to markets that will come down the pike for us. This is just the beginning. I'm very excited about we're going next. We'll continue innovating. We'll continue pushing the boundaries of the asset class, and we are on a path to transform the entire investment market. So let's go ring that bell now. Yes.

SCHOLER: Peter Mintzberg there, of course, with Tim Reilley, who works in our Exchange Traded Product division, and this is a big moment for Grayscale, of course, GDLC, recently listing on NYSE arca. As of the end of September, we're gonna see Peter and his team of Grayscale make their way down to the trading floor to ring the opening bell at 9:30 AM Eastern.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.